April 3, 2020

Brandon T. O'Brien
Chief Financial Officer
CorVel Corporation
2010 Main Street, Suite 600
Irvine, California 92614

       Re: CorVel Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed June 7, 2019
           File No. 000-19291

Dear Mr. O'Brien:

        We have reviewed your March 18, 2020 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 20, 2020 letter.

Form 10-K for the Fiscal Year ended March 31, 2019

Remaining Performance Obligations, page 54

1. We acknowledge your response to prior comment 2 and your intent to remove disclosure of contract assets from the second table in Note 2 (presumably the first table on page 54).
      Please address the following:
        Clarify for us whether you believe that your unbilled receivables are contract assets as defined in ASC 606-10-20 or whether they are receivables that are due you unconditionally for services already rendered except for physical invoicing and the passage of time.
        Tell us how your planned removal of $18,434,000 of contract assets from the first table on page 54 is appropriate as it appears that this amount is necessary to tie to the total accounts receivable, net on your balance sheet.
 Brandon T. O'Brien
CorVel Corporation
April 3, 2020
Page 2
              As previously requested in prior comment 2, tell us which unbilled receivables were included in the $34.7 million of remaining performance obligations at March 31,
              2019. Otherwise tell us how your disclosure complies with the guidance in ASC 606-
              40-50-13 and 50-14.
              Tell us whether you believe you previously overstated both unbilled receivables and deferred revenues.
              Provide us draft revised Note 2 disclosure as of March 31, 2019 reflecting the changes you intend to make and ultimately provide in your upcoming Form 10-K.

        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 if you have any questions.



FirstName LastNameBrandon T. O'Brien                         Sincerely,
Comapany NameCorVel Corporation
                                                             Division of
Corporation Finance
April 3, 2020 Page 2                                         Office of Finance
FirstName LastName